SI

21004885

SEC
Mail Processing
Section

DEC 02 2021

Washington DC
415

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/18/20 (MM/DD/YY) AND ENDING 09/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GQR SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 W PUTNAM AVE, SUITE 400
(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michele Silvestro, 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly US, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza, Ste 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gene Reilly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GQR SECURITIES LLC, as of September 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gene Reilly
Signature

CEO
Title

Ana Laura Salazar Uribe
Notary Public
Document Notarized using a Live Audio-Video Connection

ANA LAURA SALAZAR URIBE
ELECTRONIC NOTARY PUBLIC
STATE OF TEXAS
NOTARY ID: 131757026
COMISSION EXP: OCT 11, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GQR Securities LLC

Report on Audit of Financial Statements
and Supplementary Information

As of August 18, 2020 (Commencement of Operations) and for the
Period from August 18, 2020 to September 30, 2021

GQR Securities LLC

As of August 18, 2020 (Commencement of Operations) and for the
Period from August 18, 2020 to September 30, 2021

Contents

bakertilly

Report of Independent Registered Public Accounting Firm

To the Member of
GQR Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GQR Securities LLC (the Company) as of September 30, 2021, the related statement of operations, changes in member's equity, and cash flows for the period from August 18, 2020 (commencement of operations) to September 30, 2021 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021, and the results of its operations and its cash flows for the period from August 18, 2020 (commencement of operations) to September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The supplementary information titled "Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission" included on page 10 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly US, LLP

We have served as the Company's auditor since 2020.

New York, New York
November 24, 2021

Statement of Financial Condition
September 30, 2021

ASSETS	
Cash	$ 26,992
Prepaid expenses and other assets	6,559
TOTAL ASSETS	$ 33,551
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
TOTAL LIABILITIES	$ -
MEMBER'S EQUITY	33,551
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 33,551

See accompanying notes to financial statements

Statement of Operations
For the Period from August 18, 2020 (Commencement of Operations) to September 30, 2021

REVENUE:	
Total revenue	-
OPERATING EXPENSES:	
Professional fees	30,658
Rent and occupancy costs	10,569
Dues and subscriptions	2,298
Regulatory fees	2,422
Other expenses	455
Total expenses	46,402
NET LOSS	$ (46,402)

See accompanying notes to financial statements

Statement of Changes in Member's Equity
For the Period from August 18, 2020 (Commencement of
Operations) to September 30, 2021

Member's Equity, August 18, 2020	$79,953
Net Loss	(46,402)
Member's Equity, September 30, 2021	$33,551

See accompanying notes to financial statements

Statement of Cash Flows
For the Period from August 18, 2020 (Commencement of Operations) to September 30, 2021

OPERATING ACTIVITIES:	
Net loss	$ (46,402)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities	
Increase in prepaid expenses	(6,559)
Decrease in accounts payable	(1,047)
Net cash used in operating activities	(54,008)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(54,008)
CASH, August 18, 2020	81,000
CASH, September 30, 2021	$ 26,992

See accompanying notes to financial statements

Notes to Financial Statements
For the Period from August 18, 2020 (Commencement of Operations) to September 30, 2021

1. Organization and Nature of Business

GQR Securities LLC (the "Company") was incorporated under the laws of the state of Delaware on February 25, 2019. The Company's headquarters are located in the state of Connecticut. The Company was approved as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") on August 18, 2020, the date that the Company's operations have commenced. The Company does not clear trades nor carry customer accounts. The Company conducts investment banking activities, specifically private placements and advisory services, and does not take custody of securities.

There is one affiliate, Greenwich Quantitative Research LP. as outlined in the Expense Sharing Agreement with NOTE 3 if this agreement had not existed, the Company's results from operations could look materiality different from the reported results.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company has no cash equivalents as of September 30, 2021.

The Company's cash is held at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - ASC 606

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606. The Company provides fundraising and advisory services. Fundraising fees are generally earned for achieving various fundraising objectives. Fundraising fees may be earned based upon a percentage of funds raised and/or a flat fee and may include a retainer, or partial payment, to commence services. Advisory fees are generally earned for providing general investor-related advice outside the fundraising process and are earned monthly which approximates the manner in which advisory services are performed.

Notes to Financial Statements
For the Period from August 18, 2020 (Commencement of Operations) to September 30, 2021

Revenue Recognition - ASC 606 (continued)
The Company determines revenue recognition through the following steps:
· Identification of the contract with a client
· Identification of the performance obligations in the contract
· Determination of the transaction price
· Allocation of the transaction price to the performance obligations in the contract
· Recognition of revenue when, or as, the performance obligations are satisfied

The Company accounts for a contract when it has approval and commitment from both the client and the Company, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

The Company has no contracts with customers for the period from August 18, 2020 (Commencement of Operations) to September 30, 2021 and accordingly has not recognized any revenue.

3. Related Party

The Company has entered into an expense sharing arrangement with its affiliate and incurs a monthly allocation of rent, professional fees, and dues & subscriptions from this affiliate. Total costs allocated to the Company from August 18, 2020 through September 30, 2021 were $43,525. This allocation was determined based upon the square footage needed by the Company to operate and the utilization of employee personnel to effectively manage the activities of the Company. As of September 30, 2021 the intercompany balance owed to the affiliate was paid in full. In accordance with a written expense sharing agreement with the member total costs included:

Professional Fees (Accounting)	16,702
Professional Fees (Other)	13,956
Rent Expense	10,569
Dues and Subscriptions	2,298
	43,525

3. Related Party (continued)

The Company is currently leasing office space in Greenwich, CT through its affiliate, Greenwich Quantitative Research. During February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, "Leases (Topic 842)." ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make the lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. As of September 30, 2021, the Company does not maintain any leases in excess of a one year term. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation.

4. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At September 30, 2021, the Company had net capital of $26,992 which was $21,992 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.0%.

6. Income Tax

The Company has elected to be treated as a partnership for federal and state income tax purposes whereby the tax attributes of the Company pass through to the sole owner. The Company is a part of a group that files a consolidated tax return and would ordinarily be required to present the components of current and deferred tax expense related to its operations. However, in accordance with the adoption of the Financial Accounting Standards Board (FASB) issued ASU 2019-12, the Company is not required to allocate the consolidated amount of current and deferred tax expense related to its operations and as such, no provision for income taxes has been reflected the financial statements.

ASC Topic 740-10, Accounting for uncertainty in income taxes, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company believes that it has no uncertain tax positions at September 30, 2021 and there have been no accruals for interest and penalties.

Management believes that all of the positions taken on its federal and state income tax returns would more likely than not be sustained upon examination.

Notes to Financial Statements
For the Period from August 18, 2020 (Commencement of Operations) to September 30, 2021

7. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

8. Subsequent Events

The Company has evaluated events and transactions that occurred between October 1, 2021 and November 24, 2021, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

9. Going Concern

The Company is subject to risks and uncertainties that could affects amounts reported in the Company's financial statements in the future periods. The Company has operating with recurring loses and related negative cash flows. The Company's sole owner is committed to provided adequate capitalization and liquidity for the Company's business operations through September 30, 2021.

GQR Securities LLC

(A LIMITED LIABILITY COMPANY)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of September 30, 2021

SCHEDULE 1

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	33,551
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Prepaid expenses		(6,559)
NET CAPITAL	$	26,992
AGGREGATE INDEBTEDNESS:		
	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	21,992
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	20,992
Percentage of aggregate indebtedness to net capital		0.00%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of September 30, 2021.

See accompanying notes to financial statements

bakertilly

Report of Independent Registered Public Accounting Firm

To the Member of
GQR Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GQR Securities LLC (the Company) stated that GQR Securities LLC claimed exemption as a Non-Covered Firm from the provisions of SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in private placement of securities and (2) GQR Securities LLC (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period August 18, 2020 (Commencement of Operations) to September 30, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

New York, New York
November 24, 2021

GQR Securities LLC.
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

GQR Securities LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Act of 1934 (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption as a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in private placement of securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

(2) The Company met the identified provision throughout the period from August 18, 2020 to September 30, 2021 without exceptions.

I, Gene Reilly, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Title: CCO/CEO